Exhibit 99.1

Canopy Growth Acquires Germany's C3 Cannabinoid Compound Company

Founded by top global herbal medicine manufacturer Bionorica SE, C3 is a leader in cannabinoid-based medical therapies used by European physicians to treat patients

  The acquisition brings together Canopy Growth's medical business with Europe's largest cannabinoid-based pharmaceuticals company. C3 is a leading manufacturer and distributor of dronabinol, a registered pharmaceutical drug in Germany, Austria, Switzerland, and Denmark.
  Dronabinol was the first cannabinoid product in Germany that could be prescribed by the country's physicians. In 2018, C3 supplied approximately 19,500 patients in Germany with dronabinol, achieving a YOY increase of 85%. In 2018, C3 achieved sales of approximately €27.1 million (CDN$ 41.5 million) with cannabinoid products worldwide.
  Significant addition to the Company's European infrastructure including a robust sales and marketing organization already serving pharmacies and healthcare practitioners.
  Provides existing production of pharmaceutical grade API (active pharmaceutical ingredient), both natural and synthetic THC and CBD, to support pharmaceutical sales growth and ongoing global clinical research programs. C3 currently holds several patents related to cannabis including extraction technology and the synthetic production process and has several clinical trials underway.

SMITHS FALLS, ON and NEUMARKT, Germany, May 2, 2019 /CNW/ - Canopy Growth Corporation ("Canopy Growth" or the "Company") (TSX: WEED) (NYSE: CGC) is pleased to announce that it has acquired German-based, Bionorica SE-founded C3 Cannabinoid Compound Company ("C3") in a transformative deal that will see established single cannabinoid medicines brought together with the world's leading full-spectrum medical cannabis offering.

The all cash-acquisition for €225.9 million (CDN $342.9 million) furthers Canopy Growth's expansion into European markets with prescription medicines and gives the Company immediate access to a wealth of knowledge and intellectual property that C3 has developed in its nearly 20 years of research and development into synthetic and natural cannabis medical products.

C3's primary medicinal offering is dronabinol, a pure chemical compound with standardized concentrations of tetrahydrocannabinol (THC), one of the active ingredients found in cannabis plants that is responsible for various pharmacological effects. Dronabinol is available in Austria, Denmark, and Germany for nausea and vomiting refractory to conventional treatment in oncology and palliative care, and for cancer pain. In Germany, dronabinol can be prescribed for any type of chronic pain and for any condition in palliative care. C3 has a total of five medicines in the market and its commercial operations generated €27.1 million (CDN $41.5 million) in 2018.

The acquisition will allow Canopy Growth to further empower European physicians with the knowledge and therapies drawn from the full range of synthetic to naturally-derived cannabinoid-based medicines. Adding dronabinol to Canopy Growth's product offering in Europe and potentially other key markets will allow the Company's medical division, Spectrum Cannabis, to present an expanded, medically validated suite of cannabinoid therapies to the benefit of healthcare professionals and patients. Furthermore, C3's infrastructure including production, distribution, and sales & marketing significantly adds to the Spectrum Cannabis footprint in Europe, including an expanding product line and additional reach into pharmacy and medical specialists' networks.

C3's clinical research programs currently underway are expected to complement Canopy Growth's own clinical activities and provide data that could potentially be applied to emerging product lines, enhancing the Company's prospects for bringing new approved products to market sooner. C3's founding company, Bionorica SE, one of the world's leading manufacturers of scientifically researched herbal medicines and Canopy Growth have also entered into a separate cooperation agreement and will be collaborating in areas spanning clinical research, IP development and distribution opportunities.

With its substantial cash reserve, Canopy Growth will continue to make strategic investments and acquisitions that will drive growth, create competitive advantage, enhance Canopy's IP portfolio, and accelerate development and approval of cannabis-based therapeutics to continue to better serve its patients globally.

EXECUTIVE COMMENTARY:

"What this boils down to is greater choice," said Bruce Linton, Chairman & Co-CEO, Canopy Growth. "This acquisition will allow us to offer more options to physicians across Europe, accelerate our commercial sales and increase our economic footprint on the continent, and drive forward new innovations. Our goal is to build on C3's extraordinary reputation and decades of success as we move to an innovative continuum of medical cannabis therapies that will enable physicians globally to better treat their patients."

"We are committed to changing the conversation around cannabis-based therapeutics in Canada and around the world," said Dr. Mark Ware, Chief Medical Officer, Canopy Growth. "To do that, we need a diverse toolbox of therapies that can be used by physicians who see the potential of the complete spectrum of cannabinoid-based medicines. Welcoming C3 into our portfolio will help us put those tools in the hands of physicians and their patients in Germany and elsewhere across Europe."

"In the last two decades, we've devoted ourselves to the research of cannabinoids and have developed a wide range of valuable cannabinoid compounds and related patents," commented Professor Michael A. Popp, Owner and CEO, Bionorica SE. "Combining our knowledge, intellectual property, and reputation amongst clinicians and doctors in Germany, Austria, Switzerland, and Denmark with Canopy Growth's expertise with natural full-spectrum medical cannabis products and ongoing clinical trials promises to better serve patients globally."

FAST FACTS:

  C3 operates two state-of-the-art manufacturing facilities specializing, respectively, in natural extraction and synthetic cannabinoid production. These facilities have grown over the past 12 months to meet the growing demand for dronabinol and are scheduled for further expansion this year to accommodate forecasted rapid growth in the business.
  In March 2017, Germany became the first country in the world to make dronabinol reimbursable. The prescription medicine is the first reimbursable cannabinoid agent in the country.
  C3's senior management team includes; Dr. Josef Harrer, Head of Business Development and Medical Marketing at Bionorica ethics; Kristin Mann, Head of Marketing and Sales, Anna Urlacher, Chief Financial Officer, and Dr. Silvia Heise-Grubner, Head of Austrian operations. All four will continue to drive the business post-closing, accepting leadership roles in the Company.

Here's to Future (Natural & Synthetic) Growth.

About Canopy Growth Corporation
Canopy Growth (TSX:WEED, NYSE:CGC) is a world-leading diversified cannabis and hemp company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms. Canopy Growth offers medically approved vaporizers through the Company's subsidiary, Storz & Bickel GMbH & Co. KG. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time. The Company has operations in over a dozen countries across five continents.

The Company is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public's understanding of cannabis, and through its wholly owned subsidiary, Canopy Health Innovations ("Canopy Health"), has devoted millions of dollars toward cutting edge, commercializable research and IP development. Canopy Growth works with the Beckley Foundation and has launched Beckley Canopy Therapeutics to research and develop clinically validated cannabis-based medicines, with a strong focus on intellectual property protection. Canopy Growth acquired assets of leading hemp research company, ebbu, Inc. ("ebbu"). Intellectual Property ("IP") and R&D advancements achieved by ebbu's team apply directly to Canopy Growth's hemp and THC-rich cannabis genetic breeding program and its cannabis-infused beverage capabilities. Through partly owned subsidiary Canopy Rivers Corporation, the Company is providing resources and investment to new market entrants and building a portfolio of stable investments in the sector.

From our historic public listing on the Toronto Stock Exchange and New York Stock Exchange to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. Canopy Growth has established partnerships with leading sector names including cannabis icon Snoop Dogg, breeding legends DNA Genetics and Green House seeds, Battelle, the world's largest nonprofit research and development organization, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates ten licensed cannabis production sites with over 4.3 million square feet of production capacity, including over one million square feet of GMP certified production space. The Company operates Tweed retail stores in Newfoundland and Manitoba and has entered into supply agreements with every Canadian province and territory. For more information visit www.canopygrowth.com

About C3 Cannabinoid Compound Company
The C³ Cannabinoid Compound Company was founded in 2014 by Bionorica SE, one of the world's leading producers of herbal medicines, as a holding company for the companies Bionorica ethics and THC Pharm. Both Bionorica ethics and THC Pharm have for almost two decades been researching and developing the key therapeutic ingredients of the cannabis flower: tetrahydrocannabinol and cannabidiol. Under the umbrella of C³, research, production and marketing have been pooled and optimized.

Notice Regarding Forward Looking Statements
This news release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Often, but not always, forward-looking statements and information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "estimates", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements or information contained in this news release. Examples of such statements include statements with respect to strategic acquisitions in key international markets. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including the company's ability to expand product offerings in Europe and potentially other key markets, and such risks contained in the Company's annual information form dated June 27, 2018 and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedar.com. Although the Company believes that the assumptions and factors used in preparing the forward-looking information or forward-looking statements in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information and forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking information or forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

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SOURCE Canopy Growth Corporation

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For further information: Caitlin O'Hara, Media Relations, Caitlin.Ohara@canopygrowth.com, 613-291-3239; Investor Relations, Tyler Burns, Tyler.Burns@canopygrowth.com, 855-558-9333 ext. 122; Director, Bruce Linton, tmx@canopygrowth.com

CO: Canopy Growth Corporation

CNW 07:00e 02-MAY-19